

September 3, 2009

Room 7010

Wo Hing Li
Chief Executive Officer
China Precision Steel, Inc.
18th Floor, Teda Building
87 Wing Lok Street, Sheungwan, Hong Kong,
People's Republic of China

> **Re:** **China Precision Steel, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **File No. 000-23039**

Dear Mr. Li:

We have reviewed your response dated August 21, 2009 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Annual Report on Form 10-K, Filed September 15, 2008

Note 3. Summary of Significant Accounting Policies
Advances to Suppliers, page F-9

1. We note your response to prior comment 8 regarding the aging tables and your disclosure that you will include the aging presentation "when applicable." Please explain when it would not be applicable to include this information in your disclosure. Please note, that considering the significant amount of accounts receivable that is past due, it would not be appropriate to omit this information from future filings.

2. We note your response to prior comment 10 with regard to your customer concentrations. Your response did not agree to provide the disclosures required by paragraph 15 of SFAS 107. Please confirm that this information will be included in future filings.

3. We note your response to prior comment 11 that states your backlog amounts at March 31, 2009 and June 30, 2009, however your response did not confirm that this information will be included in future filings. Please revise disclosure to include your backlog amounts.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief

cc: Scott Kline, Esq. (Via Facsimile 415-983-1200)